WWA GROUP, INC.

404 W. Powell Lane, Suite 303-304

Austin, Texas 78753

November 14, 2011

Yolanda Guobadia

Mail Stop 3561

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.W.

Washington, D.C. 20549-0405

Re:

WWA Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed April 15, 2011

Form 10-Q/A for Fiscal Quarter Ended June 30, 2011

Filed August 31, 2011

File No. 000-26927

Dear Ms. Guobadia:

Thank you for your comments dated September 29, 2011 related to our disclosure for WWA Group, Inc. (“WWA Group”) on Form 10-K for the fiscal year ended December 31, 2010 and Form 10-Q/A for the fiscal quarter ended June 30, 2011.

WWA Group does hereby submit this response letter electronically in connection with the filing of an amended Form 10-K/A, Form 10-Q/A-2 for the fiscal quarter ended June 30, 2011 and Form 10-Q/A for the fiscal quarter ended March 31, 2011.

Please direct copies of all responses and any additional comments to the following address and facsimile number or email address:

Ruairidh Campbell

Orsa & Company

700 Lavaca Street, Suite 1400

Austin, Texas 78701

Telephone: (512) 462-3327

Facsimile:  (512) 462-3328

Email: ruairidh@orsacompany.com

The following are our detailed responses to your comments.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1.

You disclose on pages 10, 12, 15, and elsewhere that you have been issued a pre-penalty notice by OFAC proposing a civil monetary penalty of $4,665,600, for engaging in transactions that have allegedly violated U.S. economic sanctions related to Iran and Sudan. In the last paragraph on page 10 you state your belief that you are in compliance with all laws and regulations affecting your business, which would include the referenced economic sanctions. You further state your belief that such compliance “does not impose a material impediment on our ability to conduct business.” To avoid any confusion or misunderstanding regarding the potential impact upon your operations of the monetary penalty imposed by OFAC, in future filings please revise the paragraph to repeat the representation you make on page 12 that imposition of a monetary penalty could diminish your ability to continue as a going concern.

Response:

We have revised our amended filings and intend to revise our future filings to avoid any confusion or misunderstanding regarding the potential impact on our operations of any monetary penalty imposed by OFAC by revising the last paragraph on page 11 as follows:

“We believe that WWA Group is in compliance in all material respects with all laws, rules,

regulations and requirements that affect our business, including but not limited to, the  OFAC “cease   and desist” order. Further, we believe that compliance with such laws, rules, regulations and   requirements does not impose a material impediment on our ability to conduct business. However, in   the event OFAC remains determined to impose a civil monetary penalty, the imposition of such a   penalty   would diminish WWA Group’s ability to continue as a going concern.”

2.

In future filings please revise the heading of the first risk factor on page 12 to reflect the risk to your ability to continue as a going concern. Additionally, in future filings please revise the risk factor to discuss the potential risks to your reputation and share value arising from a finding of liability and imposition of a penalty by OFAC. Provide us the proposed risk factor.

Response:

We have revised our amended filings and intend to revise our future filings to include the following risk factor as follows:

“Sales of equipment from prior auctions may have ultimately ended up in Iran, Sudan or Syria which determination may diminish our ability to continue as a going concern.

Due to the proximity of Iran, Sudan and Syria to our auction site, sales records, and statistics on regional spending for used construction equipment, there is reason to believe that some percentage of the equipment sold at our auctions prior to May 2007 may have ultimately ended up in Iran, Sudan or Syria. Although we have never sold equipment to Iran, Sudan or Syria, countries which the U.S. State Department and OFAC have identified as state sponsors of terrorism, and we have never made any effort to attract consignors or bidders from any country recognized as a state sponsor of terrorism, it is possible that some equipment purchased at our auctions was sold to persons or entities that re-exported such equipment to these countries, particularly to Iran. Our records indicate as follows:

Sales between March 2001 and May 2007 to persons or entities with addresses in countries deemed State Sponsors of Terrorism by the U.S. State Department and OFAC
Address of registered bidder	Sales	Percentage of total sales*
Iran	$7,300,000	1.40%
Sudan	$1,847,950	0.37%
Syria	$202,300	0.03%
TOTAL	$9,350,250	1.8%

* Total gross auction sales and private sales by WWA Group were approximately

$519,600,000 between 2001 and May of 2007

Our records indicate that approximately 1.8% of our total gross auction sales and private sales were to persons or entities with addresses in Iran, Sudan or Syria between March 2001 and May 2007 though we have no knowledge of the delivery of equipment purchased at our auctions to any of the identified nations. Further, we do not believe that this percentage of sales had any impact on our operations, reputation or on shareholder value. Finally, WWA Group has not been involved in the physical auction of construction equipment from its former auction site since October 23, 2010, on which date it sold World Wide Auctioneers, Ltd., in response to a global economic downturn in the construction sector.

Despite WWA Group’s contention to the contrary, OFAC has proposed that a fine of $4,665,600 be imposed as a penalty for WWA Group allegedly operating in contravention of U.S. law. WWA Group is in the process of negating the basis for the proposed fine. Nevertheless, in the event that OFAC imposes a civil monetary penalty on WWA Group such determination would have an immediate impact on WWA Group’s ability to continue as a going concern.”

3.

You state on page 10 that since May 2007 you have enforced a strict policy of prohibiting the sale of equipment to any persons or companies that register to bid using addresses in Iran, Sudan and Syria. Please discuss for us, in reasonable detail, the specific policies and/or procedures you have implemented and/or changed to comply with U.S. economic sanctions and export control regulations, and your assessment of the effectiveness of such policies and/or procedures so far.

Response:

Since May of 2007 until the sale of our auction business in October of 2011, in compliance with the OFAC “cease and desist” order dated April 27, 2007, we enforced a strict policy of prohibiting the sale of equipment to any persons or companies that register to bid using an address in Iran, Sudan or Syria despite local regulations that would forbid such discretion.

Our process worked as follows. Participation in one of WWA Group’s auctions required that bidders register their name and residence with the front office prior to the start of an auction. Bidders were identified by designated bid numbers that were matched to registered bidders. Unless a bidder had a bidding number he or she could not purchase anything at any of our auctions. We would not designate a bid number for any prospective bidder that used an address in Iran, Sudan or Syria. Thereby we prohibited the sale of equipment at our auctions to any persons or companies deemed to be in violation of U.S. economic sanctions and export control regulations. We believe that our policy was effective for the purpose it was adopted.

4.

You state on pages 15 and F-18 that you have responded to OFAC’s pre-penalty notice and that you are currently in discussion with OFAC. Please tell us the current status of your dealing with OFAC, and confirm to us that you will disclose any material developments, proceedings or settlements with OFAC regarding this matter.

Response:

We have had intermittent discussions and correspondence with OFAC since our filing on Form 10-Q/A on August 31, 2011. Due to the passage of the statute of limitations and mitigating factors, the base penalty OFAC currently seeks to impose is $3,438,600, which amount may be reduced by an additional 10% to $3,094,740 if WWA Group enters into a settlement agreement (as disclosed in our Form 10-Q/A for the period ended June 30, 2011). Since we have no ability to pay any civil penalty imposed by OFAC and are in disagreement with its determination we are yet to agree on the terms of any settlement agreement. Our communications with OFAC remain active and we do hope to resolve this issue as quickly as is practicable. Any material developments, proceedings or settlements with OFAC will be disclosed on Form 8-K in due course.

Item 1. Business, page 3

5.

Please consider disclosing your internet address, www.wwagroup.com . Refer to Item 101(h)(5)(iii) of Regulation S-K.

Response:

We have determined to disclose our internet address in accordance with Item 101(h)(5)(iii) of Regulation S-K by revising the last paragraph of our Corporate History on page 4 as follows:

“WWA Group currently trades on the Over the Counter Bulletin Board under the symbol “WWAG” and maintains a corporate website at www.wwagroup.com. The information on our website is not and should not be considered part of this report and is not incorporated by reference in this document.”

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements and Labor Contracts, page 9

6.

We note your reference elsewhere in your annual report that you own proprietary on-line auction systems software. Disclose what protections, if any, you have for such software.

Response:

We revised our disclosure as to Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements and Labor Contracts on page 10 to include our ownership of proprietary on-line auction systems software and those protections afforded this software as follows:

“We currently have no patents, trademarks, concessions, or labor contracts. However, we have received protection for the exclusive use of the name “WWA” and our logo in the UAE by the UAE Ministry of Economy. We also own several URLs protecting and securing the name WWA. We also have a franchise relationship with our joint venture partner in Australia, WWA Australia Pty. Ltd., whereby we license our name, customer database, and our Online Auction Timed System (OLA). Our proprietary OLA is safeguarded by the terms and conditions of our development agreement with the software developer which includes our exclusive ownership of the software and confidentiality provisions.”

Government and Environmental Regulation, page 10

Climate Change Legislation and Greenhouse Gas Regulation, page 11

7.

Please revise your disclosure here and in the risk factor on page 13 to indicate how climate change legislation and green house gas regulation impact your business.

Response:

We have determined to delete the pertinent risk factor and to revise the disclosure Climate Change Legislation and Greenhouse Gas Regulation on page 12 as follows:

“Many studies over the past couple decades have indicated that emissions of certain gases contribute to warming of the Earth’s atmosphere. In response to these studies, many nations have agreed to limit emissions of “greenhouse gases” or “GHGs” pursuant to the United Nations Framework Convention on Climate Change, and the “Kyoto Protocol.” Although the United States did not adopt the Kyoto Protocol, several states have adopted legislation and regulations to reduce emissions of greenhouse gases. Additionally, the United States Supreme Court has ruled, in Massachusetts, et al. v. EPA, that the EPA abused its discretion under the Clean Air Act by refusing to regulate carbon dioxide emissions from mobile sources. As a result of the Supreme Court decision the EPA issued a finding that serves as the foundation under the Clean Air Act to issue other rules that would result in federal greenhouse gas regulations and emissions limits under the Clean Air Act, even without Congressional action. Finally, acts of Congress, particularly those such as the “American Clean Energy and Security Act of 2009” approved by the United States House of Representatives, as well as the decisions of lower courts, large numbers of states, and foreign governments could widely effect climate change regulation. Nonetheless, even in the event climate legislation or regulation is effected, we do not believe that developments would have a material adverse effect on our business, financial condition, or results of operations.”

Item 1A.  Risk factors, page 11

8.

Please add a risk factor regarding your auditor’s going concern opinion.

Response:

We have added a new risk factor on page 13 in connection with our auditor’s going concern opinion as follows:

“WWA Group has a history of uncertainty about continuing as a going concern.

WWA Group’s audits for the periods ended December 31, 2010 and 2009 expressed substantial doubt as to its ability to continue as a going concern due to recurring losses from operations. Unless WWA Group is able to overcome our dependence on successive financings and return to generating net revenue from operations, its ability to continue as a going concern will be in jeopardy.”

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

9.

We believe that your disclosure could be enhanced by providing an overview that provides a balanced, executive level discussion through the eyes of management that identifies the most important matters upon which management focus in evaluating financial condition and results of operations and provides context for the discussion and analysis of your financial statements.  It should also serve to inform readers about how you earn revenue and income and generate cash and provide insight into material opportunities, challenges and risks as well as actions you are taking to address those material opportunities, challenges and risks.  Therefore, in future filings please give consideration to providing:

•

An identification and discussion of key variables and other quantitative and qualitative factors necessary for an understanding and evaluation of your business and a discussion of management’s view of the implications and significance of the information; and

•

A discussion and analysis of material uncertainties and known trends that would cause reported financial information not to be necessarily indicative of future operating performance or financial condition to promote an understanding of the quality and potential variability of your earnings and cash flows.

An example of where you could elaborate is expanding the discussion of how management intends to market and build Asset Forum’s business and how the sale of World Wide will impact your prospective operations.  Refer to item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350, the latter available at http://www.sec.gov/rules/interp/33-8350.htm.

Response:

We have revised our amended filings and intend to revise the disclosure in future filings to provide an expanded executive level discussion that identifies the most important matters upon which management focuses in evaluating our financial condition and results of operations. Further, we have included in our amended disclosure a discussion of how WWA Group intends to build on Asset Forum’s business and how the sale of World Wide has affected operations.  We include the revised disclosure below.

“Discussion and Analysis

The sale of WWA Group’s physical auction business effective October 31, 2010 and ongoing discussions with OFAC as to the possibility that a debilitating penalty might be levied against us have significantly impacted our business operations as of December 31, 2010.While the sale of World Wide eliminated virtually all of its outstanding liabilities and resulted in a net profit to WWA Group, the resultant loss of income producing activities at year end is formidable. We expect that WWA Group will continue without income into the latter part of 2011when management believes revenues will be restored with the commercialization of the Asset Forum internet platform which matches buyers with sellers of construction equipment and real estate around the world. However, due to the uncertainty associated with OFAC, the development of Asset Forum is now held in abeyance until such time as this situation is resolved, which resolution can in no way be assured.

Meanwhile, we have agreed to assist in the management of World Wide during a transitional period that will extend until April 30, 2011 for which assistance we are to receive a management fee. Over that period we will (i) train new management, (ii) promote operating efficiencies at the primary auction location, and (iii) consult as to the use of lower cost venues including on-line auctions and smaller equipment auctions.

Asset Forum

WWA Group’s business strategy going forward, once the situation with OFAC is resolved, is to build Asset Forum into a global internet hub for the buying and selling of assets. Management has long recognized the trend towards a web based marketplace that utilizes contemporary technology to safely bring buyers and sellers together. Asset Forum is the necessary outcrop of that trend.

Asset Forum is an Arizona based company that provides an international listing service that matches sellers with buyers for heavy equipment and real estate. We have supplemented Asset Forum's distinctive listing service with our on-line auction software to perform the actual bidding and selling function of items for on-line auction. The Asset Forum business model is based on advertising assets for sale in a “free listing by owner” format that provides listing services for owners over a broad range of asset categories. The platform includes a unique forum function that enables the viewer to post comments on the items displayed and permits buyers to deal directly with sellers which we have enhanced with our proprietary On Line Bidding software. Asset Forum’s combination of open forum, owner direct and customized auctions in one marketplace for buyers and sellers attracted thousands of asset listings in 2010.

WWA Group is yet to realize revenue from the operation of Asset Forum yet the model for generating income from this type of web based sales facility exists. Management plans to increase awareness of Asset Forum from a database of former clients garnered from many years in the physical auction business and from a host of prospective new clients used to being able to buy and sell through existing electronic sales facilities.  The transition of new visitors to the Asset Forum website will be accomplished by marketing the site through trade journals, magazines, websites and trade shows. Once a critical mass of buyers and sellers, yet to be determined, has been reached management intends to include an income producing component onto the site.

Management expects that the income producing component will be based on commissions earned from sellers on the actual sale of assets listed for on line auction on Asset Forum’s web site.  Commissions will range from 2% to 12% depending on the value of the item sold and negotiations with the seller(s).  Asset Forum will also charge a buyer’s premium ranging from 1% to 7% depending on the value of the item.  Seller’s commissions and buyer’s premiums will comprise the bulk of revenue generated.  Asset Forum’s seller’s commission and buyer’s premiums are generally lower on average than the industry standards being charged by competing models. Other revenue can be generated by the gross profit margin earned by items bought by Asset Forum for its own account, and sold at on line auction.  In certain cases, Asset Forum will also negotiate with a seller to take a percentage of the sold price amount over a certain minimum selling price, rather than a seller’s commission.

Infrastructure

WWA Group maintains a 17.5% equity interest in Infrastructure, a project management company focused on specialized projects and subcontracts in the $1 million to $10 million range throughout the Middle East, Africa and Asia. We believe that despite the global economic downturn that a significant number of projects fall within the criteria expressed by Infrastructure. We remain positive that Infrastructure can compete for such projects.

Since each of WWA Group and Infrastructure share common management we believe that there exists an opportunity to utilize our international presence and existing relationships to assist Infrastructure in procuring new projects and managing existing ones. Management recognizes that Infrastructure’s success is critical to any gain on its investment and will impact its future ability to repay amounts loaned by WWA Group to Infrastructure. The effect being we work with Infrastructure on an as needed basis to provide any assistance that might be required and within our ability to assist.

WWA Group

Our financial condition and results of operations will depend primarily on whether or not OFAC follows through with its intention to impose a penalty despite our contentions to the contrary. While we do not believe that OFAC will penalize us to the extent noticed or at all, the prospect of being fined will weigh down WWA Group’s operations until such time as the situation is satisfactorily resolved. Once WWA Group can again move forward, its financial condition will rely very much on whether it can successfully realize revenue from the development of Asset Forum and whether there will be any return on our investment in Infrastructure. Meanwhile, our continued operation is tied to our ability to realize debt or equity financing which can in no way be assured.

WWA Group’s business development strategy is prone to significant risks and uncertainties, most importantly the unresolved situation with OFAC, which are having an immediate impact on our efforts to realize net cash flow. We have a limited history of generating income from our equity investments and are yet to generate income from the operations of Asset Forum. Should we be unable to generate income or reduce expenses to the point where we meet operating expenses, WWA Group’s ability to continue its business operations will be in jeopardy.”

 Discussion and Analysis, page 17

10.

Please revise your disclosure to indicate whether you will receive a management fee for the management of World Wide during the period through April 30, 2011.

Response:

We have revised our amended disclosure of WWA Group’s discussion and analysis to indicate that it did not receive a management fee for services provided to World Wide during the period through April 30, 2011. World Wide was unable to pay the agreed management fee due to internal financial restraints.  Although we believe that the management fees have been accrued, we have chosen not to accrue these fees as receivables due to insufficient information available to properly analyze the likelihood of collectability.

Liquidity and Capital Resources, page 19

11.

Item 303(a)(1) and (2) of Regulations S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources.  Please expand your disclosure to discuss the current and potential future impact on your liquidity and capital resources of the trends in your industry, as well as of recent trends and conditions in the economic environment, including the financial and credit markets.  In this regard, clarify what you mean when you refer to “near term” and your indication that you have insufficient cash to maintain operations.

Response:

We have revised our disclosure under Liquidity and Capital Resources on page 23 to expand on the description of the potential impact on our liquidity and capital resources within the context of recent trends in the economic environment in which WWA Group now operates. We have further revised our disclosure to clarify what WWA Group means by "near term" and to expand on the statement that it has insufficient cash to maintain operations. Our revised disclosure is set forth below.

“Management believes that it had sufficient current assets to meet its current liabilities as of December 31, 2010 based on its calculation of a working capital surplus from operations. However, WWA Group further believes that it has insufficient cash to maintain operations over the next twelve months due to an anticipated transition to a working capital deficit. Our forecast is predicated on the lack of income generating activities in place and the uncertainty surrounding the realization of income generating activities going forward.

WWA Group has historically funded its operational needs from a combination of income, sales of equity and debt instruments.

The sale of our physical auction business effectively ended revenue producing activities. Future revenue producing activities are predicated on the commercialization of those activities currently offered by a subsidiary at no cost. Unfortunately, the uncertainties surrounding the prospective outcome of a possible penalty being levied against us in addition to those uncertainties associated with the prospective success of our business model going forward do not cause us to rely on unrealized revenue.  Rather, WWA Group will have to rely on the sale of equity or debt transactions to maintain operations over the next twelve months.

The equity and debt markets for public issuers have been negatively affected by the overall downturn in the economy. Our challenge to finance operations from debt or equity financings is further complicated by the decrease in the market value of our common stock and our inability to show income generating activities. Instead prospective financings may have to consist of shareholder loans for which we have no commitments.

Since we do not expect to generate cash flows from operating activities until such time as revenue generating activities are in place and uncertainties surrounding the possible imposition of a penalty are resolved, our continued operation will rely on our ability to realize debt or equity financing over the next twelve months.”

Going Concern, page 22

12.

Please revise your disclosure to provide specific examples of the types of grants you might receive from financial or government institutions.

Response:

We have revised our disclosure to delete any reference to the types of grants we might receive from financial or governmental institutions on page 25 as follows:

“WWA Group’s auditors have expressed an opinion as to its ability to continue as a going concern as a result of recurring losses from operations.  WWA Group’s ability to continue as a going concern is subject to its ability to realize a profit from operations and /or obtain funding from outside sources.  Management’s plan to address WWA Group’s ability to continue as a going concern includes obtaining funding from the private placement of debt or equity and realizing revenues from the activities of Asset Forum. Management believes that it will be able to obtain funding to enable WWA Group to continue as a going concern through the methods discussed above, though there can be no assurances that such methods will prove successful.”

Item 8.  Financial Statements and Supplementary Data, page 22

Audited Consolidated Statements of Income, page F-4

13.

It appears that your presentation of diluted earnings per share is anti-dilutive given that you reported basic losses per share for each year.  Please refer to ASC 260 and revise your presentation accordingly.

Response:

We have revised our presentation of diluted earnings per share in accordance with ASC 260 on our consolidated statements of income on page F-4.

Notes to Financial Statements, page F-7

Note A – Organization and Basis of Presentation, page F-7

14.

Please tell us your consideration of reporting the results of operations of World Wide Auctioneers, Ltd. and Crown Diamond Holdings Ltd. as discontinued operation in accordance with ASC 205-20-45-3.  In your response, please discuss whether the operations and cash flows of World Wide Auctioneers, Ltd. and Crown Diamond Holdings Ltd. are clearly distinguishable from the rest of the entity and why these businesses do not meet the conditions in ASC 205-20-45-1 for reporting as discontinued operations.

Response:

We have amended our disclosure in accordance with ASC 205-20-45-3 on our consolidated statements of income to detail the result of operations of World Wide Auctioneers, Ltd and Crown Diamond Holdings Ltd. as discontinued operations in accordance with ASC 205-20-45-3.

15.

We note your disclosure in the fourth paragraph that Assets Forum LLC is a wholly-owned subsidiary incorporated on January 7, 2010.  We also note your disclosure in the first paragraph under “Results of Operations” on page 18 that you acquired a majority interest in Asset Forum during fiscal year 2010.  Please reconcile these disclosures.  In addition, if you acquired a majority interest in Asset Forum LLC during 2010, please tell us the terms of the acquisition, how you accounted for the acquisition and the non-controlling interest and your consideration of providing the disclosures required by ASC 805-10-50, ASC 805-20-50 and 805-30-50, the financial statements required by Rule 8-04 of Regulation S-X and the pro forma financial information required by Rule 8-05 of Regulation S-X.

Response:

We have amended our disclosures in the second paragraph of Note A –Organization and Basis of Presentation on page F-7 and in the first paragraph of page 21 to reconcile that information pertaining to our wholly owned interest in Asset Forum LLC. WWA Group’s interest in Asset Forum LLC was realized on January 7, 2010 as the founding member of that limited liability company.

Investment in Related Party, page F-10

16.

We note that the 2010 impairment charge is separately disclosed in the statement of cash flow.  Please tell us how the 2009 impairment charge is classified in the statements of cash flow.

Response:

The 2009 impairment charges of $31,250 were included with the loss/gain on equity investment of $22,503 in the 2009 statement of cash flows for a difference of $8,747.

Revenue Recognition page, F-10

17.

We note your disclosure in the first paragraph that revenues from sales of equipment originate from the auctioned sale of equipment inventory owned by you and are recognized when the auction is completed, the equipment has been delivered to the purchaser and collectability is reasonably assured. We also note your disclosure in the third paragraph that revenues from sales of equipment originate from the auctioned and private sale of equipment inventory and are recognized when the sale has been invoiced and collectability is reasonably assured. Please reconcile these disclosures or otherwise advice why the policy disclosed in the third paragraph complies with GAAP. Refer to ASC 605.

Response:

We have amended our disclosure in the fourth paragraph on page F-10 that revenue from sales of equipment originate from the auctioned and private sale of equipment inventory and are recognized when the sale has been invoiced, the equipment has been delivered to the purchaser and collectability is reasonably assured as follows:

“Revenue Recognition

Revenues from commissions and services consist of revenues earned in the Company’s capacity as agent for consignors of equipment, incidental interest income, internet and proxy purchase fees, and handling fees on the sale of certain lots. All commission revenue is recognized when the auction sale is complete and the Company has determined that the auction proceeds are collectible. Revenues from sales of equipment originate from the auctioned sale of equipment inventory owned by the Company. The Company recognizes the revenue from such sales when the auction has been completed, the equipment has been delivered to the purchaser, and collectability is reasonably assured. All costs of goods sold are accounted for under direct costs.

Revenues from ship charter are recognized at a fixed monthly amount in accordance with the terms of the chartering agreement, similar to a lease, for the use of the cargo vessel by the chartering group.

Revenues from sales of equipment originate from the auctioned and private sale of equipment inventory owned by the Company. The Company recognizes the revenue from such sales when the sale has been invoiced, the equipment has been delivered to the purchaser, and collectability is reasonably assured.  All costs of goods sold are accounted for under direct costs.”

Note E – Investments, page F-13

Investment in Equity Interest, page F-13

18.

Please tell us whether the gain or loss on your equity method investment includes your share of the earnings (losses) of the investee as well as gains and losses from the investee’s share issuance disclosed in the first paragraph and the impairment charges related to your investment in related party disclosed on page F-10. Please also tell us your consideration of disclosing the amounts of your share of the earnings or losses from the investment and the gain or loss recognized from the investee’s share issuance.

Response:

We have recorded our share of earnings (losses) under the equity method of net income/loss of investee’ on page F-13.The impairment charges are only on our investment in related party investment on page F-10. The amount disclosed on the page F-13 was our share of the earnings or losses from the investment and the gain or loss recognized from the investee’s share issuance.

19.

Please tell us your consideration of disclosing the aggregate value based on quoted market price and summarized information as to assets, liabilities and results of operation of Infrastructure in accordance with ASC 323-10-50-3. In addition, given the significance of the investment please tell us your consideration of providing the financial statements of Infrastructure.

Response:

We have amended our disclosures in the last paragraph of Note E –Investments, Investment in Equity Interest on page F-14 to include the aggregate value of our investment based on the quoted market price and to include summarized information as to assets, liabilities and results of operation of Infrastructure in accordance with ASC 323-10-50-3 for the end of the period. We considered including Infrastructure's financial statements but we determined that since the fiscal year end periods of WWA Group and Infrastructure do not correspond, such information would not benefit the disclosure.

20.

Please tell us whether you discontinued the equity method of accounting as of the date your ownership interest in Infrastructure fell below the 20% level. If not, please tell us why you believe that you have the ability to exercise significant influence over the investee after your ownership interest fell below the 20% level and why the investment should not be accounted for as an available for sale security. Refer to ASC 323-10-50.

Response:

We did not discontinue the equity method of accounting as of the date our ownership interest in Infrastructure fell below 20%. Our continued use of the equity method is predicated on having a common director (Eric Montandon) and common officer (Digamber Naswa), each of whom, serve both companies. Due to the common director and common officer WWA Group still has significant influence over the investee so we intend to continue to use the equity method of accounting in respect to our ownership interest in Infrastructure.

Note F- Note Receivable, page F-14

21.

We note your disclosure in Form 10-Q filed May 16, 2011 that you recognized an impairment loss on the note receivable from Intelspec as a result of its historical inability to pay amounts due and an impairment loss on the notes receivable from your Australian customers due to their insolvency. Please tell us how you evaluated these notes for impairment at year end and why the notes are not impaired at December 31, 2010. Please refer to and address the guidance in ASC 310-10-35.

Response:

On Intelspec’s receipt of notice in early 2011 that the government of Ras Al Khaimah had closed the quarry operated by Power Tracks Projects FZE, we recognized that repayment of amounts due to us from Intelspec would not be realized. Accordingly, we recognized an impairment loss of the notes receivable from Intelspec within the appropriate disclosure period.

During the first quarter of 2011 we were advised by WWA Australia Pty Ltd. had it had limited resources to the point of being insolvent. We therefore determined that it was unlikely that WWA Australia Pty Ltd. would be able to repay its obligations to us and as a result wrote down the whole amount due as of March 31, 2011.

Note J – Income Taxes, page F-17

22.

Please tell us your consideration of disclosing the significant components of income tax expense for each year presented in accordance with ASC 740-10-50-9 and providing a reconciliation of income tax expense attributable to continuing operations to the amount of income tax expense that would result from applying the domestic federal statutory tax rates to pretax loss from continuing operations in accordance with ASC 740-10-50-12.

Response:

WWA Group did not have income tax expenses for the 2010 and 2009 periods.

Note L – Commitments and Contingencies, page F-18

Contingencies, page F-18

OFAC Pre-penalty Notice, page F-18

23.

Please tell us how you assess the degree of probability of an unfavorable outcome at each balance sheet date and your ability to make a reasonable estimate of the amount of loss. Please also tell us your consideration of the recognition requirements provided in ASC 450-20-25-2 regarding the loss contingency.

Response:

We believe that WWA Group has not operated in contravention of U.S. law and remain in discussions with OFAC in respect to both the defense of our position along with the amount that may be imposed as a penalty. Therefore, management believes that the degree of probability that OFAC will impose a penalty is insufficient to require a loss contingency. Further, in the event OFAC does impose a penalty we do not believe that there is sufficient certainty to estimate the amount of loss at this time.

Note M – Segment Information, page F-19

24.

Please tell us your consideration of providing information about geographic areas in accordance with ASC 280-10-50-41. In addition, please provide a reconciliation of property and equipment acquisitions to the corresponding consolidated amount disclosed in the statements of cash flow.

Response:

We have revised Note M –Segment Information on page F-20 to include geographic areas in accordance with ASC 280-10-50-41 and reconciled acquisitions to the corresponding consolidated amount disclosed in the statements of cash flow.

Item 10. Directors, Executive Officers, and Corporate Governance, page 24

25.

Please provide the principal business of the employers in the biographies of Mr. Naswa and Mr. Saxena. See Item 401(e)(1) of Regulation S-K.

Response:

We have revised Item 10 Directors, Executive Officers, and Corporate Governance beginning on page 28 to provide the principal business of the employers in the biographies of Mr. Naswa and Mr. Saxena as well as further clarify the disclosure, as follows:

"Eric Montandon was appointed as an officer and director of WWA Group in August of 2003. He will serve until the next annual meeting of our shareholders and his successor is elected and qualified.

Business Experience:

Mr. Montandon joined the board of directors of Asia8, Inc., in 2000 and became its CEO and CFO. He and was instrumental in Asia8, Inc.’s acquisition and development of World Wide. His primary business focus has been on those two companies and WWA Group since 2003. In 1994 Mr. Montandon was involved in forming Momentum Asia, Inc., a design and printing operation in Subic Bay, Philippines. He operated this company as its CEO until the middle of 2000. Between 1988 and 1992 he worked for Winius-Montandon, Inc. as a commercial real estate consultant and appraiser in Phoenix, Arizona.

Officer and Director Responsibilities and Qualifications:

Mr. Montandon is responsible for the overall management of WWA Group and is involved in many of its day-to-day operations, finance and administration.

Mr. Montandon graduated from Arizona State University in 1988 with a Bachelor’s Degree in Business Finance. He has worked with early stage companies for the past two decades.

Other Public Company Directorships in the Last Five Years:

Over the last five years Mr. Montandon has been an officer and director of two public companies: Asia8, Inc., a holding company with a significant interest in WWA Group (from February 2000 to present) (chief executive officer, chief financial officer and director), and Net Telecommunications, Inc., formerly a telecommunications service provider (from September 2000 to present) (director).

Digamber Naswa was appointed as an officer and director of WWA Group in August of 2003. He will serve until the next annual meeting of our shareholders and his successor is elected and qualified.

Business Experience:

Mr. Naswa has been the financial controller of World Wide since 2002. Between 2000 and 2002 he was the financial controller of Trust Garment Factory, Ltd., a U.A.E.-based clothing manufacturer, exporter and importer. Between 1996 and 2000 he was the deputy general manager with Xpro India, Ltd. (a division of Cimmico Birla), an India-based producer of a wide range of plastic goods.

Officer and Director Responsibilities and Qualifications:

Mr. Naswa is responsible for managing the financial risks of WWA Group. He also provides our financial planning and our record keeper. He works with accountants to review financial reports and assists in the preparation of our annual and interim financial statements. He also is responsible for WWA Group’s periodic financial reporting to our CEO and the board of directors.

Mr. Naswa is a science graduate from the Kurukshetra University, India. He finished his Chartered Accountancy from the Institute of Chartered Accountants of India in 1984. He spent almost 20 years serving different industries in India and the United Arab Emirates in his various capacities as accounts officer, finance manager, deputy general manager and financial controller.

Other Public Company Directorships in the Last Five Years:

Over the last five years Mr. Naswa has not been an officer or director of any other public company.

Yogesh Saxena was appointed to our board of directors in April 2005. He will serve until the next annual meeting of our shareholders and his successor is elected and qualified.

Business Experience:

Mr. Saxena has been responsible for accounting with World Wide since 2005. Between 1999 and 2002 he was the finance controller of the Blitz Readymade Garments Factory Ltd., a U.A.E.-based clothing manufacturer and exporter. From 2003 to 2004 he served as general manager of finance with Ivory Garments Factory LLC, a Jordan-based garment manufacturing company.

Director Qualifications:

Mr. Saxena graduated with Degree in Commerce from the Rohtak University, India in 1981. He is also qualified as an Intermediate Chartered Accountant from Institute of Chartered Accountants of India and Institute of Company Secretaries of India.

Other Public Company Directorships in the Last Five Years:

Over the last five years Mr. Saxena has not been an officer or director of any other public company."

26.

Please disclose the information required regarding board qualifications, diversity, the board’s leadership structure, and role in risk oversight. See Item 407(c) and (h) of Regulation S-K.

Response:

Please see our revised disclosure above in response to Comment 25 above.

Compliance with Section 16(A) of the Exchange Act, page 26

27.

For each person identified, please disclose the number of transactions that were not timely reported, the number of late reports, and the number of transactions that were not reported on timely basis. Refer to Item 405 of Regulation S-K.

Response:

We have revised our disclosure in respect to Compliance with Section 16A of the Exchange Act on page 26 as follows:

"Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon a review of Forms 3, 4 and 5 furnished to WWA Group, WWA Group is aware of the following Section 16(a) Beneficial Ownership Reporting Compliance persons who, during the period ended December 31, 2010, failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934:

•

Eric Montandon failed to timely file a Form 4 or 5 in connection with Asia8, Inc. which sold 225,000 shares of WWA Group common stock in 2004 and did not to comply with Section 16(a) Beneficial Ownership Reporting. Mr. Montandon serves as the chief executive officer and a director of Asia8, Inc. We know of no other late reports or other transactions not reported on a timely basis.

•

Yogesh Saxena failed to timely file a Form 3 in connection with his appointment as a director of WWA Group in 2005 and did not comply with Section 16(a) Beneficial Ownership Reporting. We know of no other late reports or other transactions not reported on a timely basis.

•

Asia8, Inc., failed to timely file a Form 4 or 5 in 2004 despite holding in excess of 10% of WWA Group common stock, when it sold 225,000 shares of WWA Group common stock and did not comply with Section 16(a) Beneficial Ownership Reporting. We know of no other late reports or other transactions not reported on a timely basis.

•

SPM Line Lift Machinery Exports, Ltd failed to timely file a Form 3 or 5 in 2009 despite holding in excess of 10% of WWA Group’s common stock on being issued shares of our common stock and did not comply with Section 16(a) Beneficial Ownership Reporting. We know of no other late reports or other transactions not reported on a timely basis."

Exhibits

28.

Please provide an exhibit showing your subsidiaries, if any, as required by Item 601(b)(21) of Regulation S-K.

Response:

We have amended our list of exhibits and attached a new exhibit that reflects WWA Group’s current interests as of period end in significant subsidiaries.

Signatures, page 31

29.

Please confirm that Mr. Montandon signed in his capacity as principal executive officer and that Mr. Naswa signed in his capacity as principal financial officer. Please include those titles in future filings. See General Instruction D(2)(a) of Form 10-K.

Response:

We can confirm that each of Mr. Montandon and Mr. Naswa signed in their respective capacities as chief executive officer and chief financial officer. We can further confirm that we will include these titles in future filings.

10-Q/A for Fiscal Quarter Ended June 30, 2011

Item 1. Financial Statements, page 3

30.

Please address the above comments to the extent applicable. Refer to the disclosure requirements of Rule 10 of Regulation S-X.

Response:

We have addressed the above comments in our Form 10-Q/A filing for the fiscal quarter ended June 30, 2011 to the extent applicable to include diluted earnings per common share and to separate continued from discontinued operations.

Notes to Consolidated Financial Statements, page 7

Note C – Summary of Significant Accounting Policies, page 7

Basis of Presentation, page 8

31.

Please include a statement that the unaudited financial statements reflect all adjustments which are, in the opinion of the management, necessary to a fair statement of the results of operations for the interim periods. Please also disclose that all such adjustments are of a normal recurring nature or describe the nature and amount of any adjustments other than normal recurring adjustments entering the determination of results reported.

Response:

We have revised our notes to the unaudited financial statements to include a statement that the unaudited financial statements reflect all adjustments which are, in the opinion of the management, necessary to present a fair statement of the results of operations for the interim periods. Further, all such adjustments are of a normal recurring nature.

Note D – Non-Current Notes Receivable, page 10

32.

Please tell us how you accounted for the loan modification and computed the amount of the loss recognized. Please also tell us why your accounting complies with the guidance in ASC 310-40-35 or tell us why the modification should not be accounted for as a troubled debt restructuring.

Response:

We wrote off half of the Notes Receivable from Infrastructure after the Ras Al Khaimah Government issued a notification to us regarding the closure of our quarries in U.A.E. We do not believe the modification should be accounted for as troubled debt restructuring as management believes that Infrastructure is capable of paying off the loan. The reclassification of loan from short term to long term debt was based upon an agreement between WWA Group and Infrastructure.

In connection with WWA Group’s response to these comments, we confirm the following:

•

WWA Group is responsible for the adequacy and accuracy in its filings;

•

Staff comments or changes to disclosure in respect to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

WWA Group may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do hope that the information provided above is responsive to your comments.  Should you have any additional comments or questions regarding WWA Group’s filings, please contact us.

Sincerely,

/s/ Eric Montandon

Eric Montandon

Chief Executive Officer

Attachments

Form 10-K/A for the fiscal year ended December 31, 2010 (redline)

Form 10-Q/A-2 for the fiscal quarter ended June 30, 2011 (redline)

Form 10-Q/A for the fiscal quarter ended March 31, 2011 (redline)

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